UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)

American Power Group Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

395379 30 8
(CUSIP Number)

Matthew van Steenwyk Paradise Road, Suite 3604 Las Vegas, NV 89109 (805) 441-7178
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 21, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	395379 30 8

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Matthew van Steenwyk

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF; AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
US

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
5,071,163

	8	SHARED VOTING POWER
7,657,139

	9	SOLE DISPOSITIVE POWER
5,071,163

	10	SHARED DISPOSITIVE POWER
7,657,139

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,729,302

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.7%

14	TYPE OF REPORTING PERSON
IN

CUSIP No.	395379 30 8

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Betty Van Steenwyk

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
US

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
1,000

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
1,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 0.1%

14	TYPE OF REPORTING PERSON
IN

CUSIP No.	395379 30 8

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Arrow, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
7,657,139

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
7,657,139

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,657,139

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.1%

14	TYPE OF REPORTING PERSON
OO

The following constitutes Amendment No. 1 (this “Amendment”) to the initial Schedule 13D (the “Schedule 13D”) filed on June 12, 2015 by Matthew van Steenwyk (“Mr. Van Steenwyk”), Betty van Steenwyk (“Ms. Van Steenwyk”) and Arrow, LLC (“Arrow”, and together with Mr. Van Steenwyk and Ms. Van Steenwyk, the “Reporting Persons”). Except as specifically amended by this Amendment, the Schedule 13D remains in full force and effect.

Item 4.  Purpose of Transaction

The Reporting Persons may be deemed to have acquired beneficial ownership of 12,729,302 shares of common stock, $0.01 par value per share (the “Common Stock”), of American Power Group Corporation (the “Company”) pursuant to the Mr. Van Steenwyk’s position as manager (“Manager”) of Arrow and as trustee (“Trustee”) of the Betty Van Steenwyk Rollover IRA.

On April 30, 2012, the Company and a number of investor parties entered into a Securities Purchase Agreement (the “Series A Agreement”). In connection with this arrangement, the investors received preferred stock and warrants exchangeable for Common Stock, and the Company duly filed a Certificate of Designation with the state. Arrow subsequently acquired additional preferred units of the Company and warrants exchangeable for Common Stock of the Company on November 26, 2014 when the Company entered into a second and substantially similar Securities Purchase Agreement (the “Series B Agreement”). Pursuant to Section 6(d) of both Certificates of Designation filed in connection with the agreements and to Section 2(e) of each warrant issued in conjunction with the transaction, certain beneficial ownership limitations relating to the ownership of shares of Common Stock could be increased.

The Reporting Persons do not desire to be subject to any such limitations, and with respect to the limitations set forth in Section 6(d) of the Certificates of Designation and  Section 2(e) of each warrant, the Reporting Persons have elected to increase the beneficial ownership limitation threshold set forth in the aforementioned documents to one hundred percent (100%) of the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock issuable upon conversion of both series of preferred stock and the exercise of all warrants issued as part of those two series of transactions.

In addition to the preferred stock and warrants to purchase shares of Common Stock, Mr. Van Steenwyk has entered into multiple agreements pursuant to which he acquired additional shares of Common Stock of the Company. Arrow has not made a direct purchase of Common Stock, but has been issued shares of Common Stock by the Company in payment of certain dividends on the Series B 10% Convertible Preferred Stock, par value $1.00 per share, of the Company. Arrow has, however, recently entered into agreements to purchase both additional warrants exchangeable for shares of Company Common Stock and shares of Series A 10% Convertible Preferred Stock, par value $1.00 per share, of the Company.

Item 5.   Interest in Securities of the Issuer

(a)-(b)  As determined pursuant to Rule 13d-3 under the Exchange Act (based on 51,133,556 shares of Common Stock issued and outstanding as represented by the Company on the Company’s Form 10-Q/A for the quarterly period ended December 31, 2014):

(i)	When both shares over which he has shared power and sole power are taken into account, Mr. Van Steenwyk is deemed to beneficially own 12,729,302 shares of Common Stock, which constitutes approximately 21.7% of the issued and outstanding Common Stock of the Company.

(ii)	Ms. Van Steenwyk beneficially owns 1,000 Shares, representing in the aggregate less than 1% of the issued and outstanding Shares, and shares both voting and dispositive power with respect to all 1,000 shares with Mr. Van Steenwyk.

(iii)	Arrow, LLC beneficially owns 7,657,139 Shares, representing in the aggregate approximately 13.1% of the issued and outstanding Shares of the Company, and shares power with Mr. Van Steenwyk to vote and dispose of all 7,657,139 Shares.

(c)  Since June 2, 2015, the Reporting Persons have not effected any transactions with respect to Shares of the Company.

(d)  To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock herein described.

(e)  Not applicable.

Except as set forth in this Schedule 13D, no shares of Common Stock are beneficially owned by the Reporting Persons, or to the knowledge of the Reporting Persons, any person listed on Schedule A to this Schedule 13D.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described in Items 4 and 5, which are incorporated herein by reference, and in the agreements and documents attached as exhibits hereto or incorporated herein by reference, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, the existence of which would give another person voting or investment power over the securities of the Company.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ARROW, LLC

/s/ Matthew van Steenwyk
Name: Matthew van Steenwyk Title: Manager

/s/ Matthew van Steenwyk
Matthew van Steenwyk

/s/ Betty van Steenwyk
Betty van Steenwyk

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF REPORTING PERSONS

The following table sets forth the name, business address, present principal occupation or employment and material occupations, positions, offices or employment of each of the directors and executive officers of Arrow, LLC. All directors and executive officers listed below are citizens of the United States unless otherwise noted herein.

ARROW, LLC

Name	Position	Present Principal Occupation or Employment and Business Address
Matthew van Steenwyk	Manager	2747 Paradise Road, Suite 3604, Las Vegas, Nevada 89109

JOINT ACQUISITION STATEMENT
 Pursuant to Section 240.13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated: June 21, 2015

ARROW, LLC
/s/ Matthew van Steenwyk
Name: Matthew van Steenwyk Title: Manager

/s/ Matthew van Steenwyk
Matthew van Steenwyk

/s/ Betty van Steenwyk
Betty van Steenwyk